     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1997

                                                      REGISTRATION NO. 333-19655
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                              EQUITY INVESTOR FUND
                            PREMIER WORLD PORTFOLIO


                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH        388 GREENWICH STREET
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS      NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051


  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED DEAN WITTER REYNOLDS INC.
      INCORPORATED          1285 AVENUE OF THE         TWO WORLD TRADE
   ONE NEW YORK PLAZA            AMERICAS            CENTER--59TH FLOOR
   NEW YORK, NY 10292       NEW YORK, NY 10019       NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.       ROBERT E. HOLLEY        LAURIE A. HESSLEIN
      P.O. BOX 9051          1200 HARBOR BLVD.        388 GREENWICH ST.
PRINCETON, NJ 08543-9051    WEEHAWKEN, NJ 07087      NEW YORK, NY 10013


                                COPIES TO:
   LEE B. SPENCER, JR.    PIERRE DE SAINT PHALLE,    DOUGLAS LOWE, ESQ.
   ONE NEW YORK PLAZA              ESQ.           130 LIBERTY STREET--29TH
   NEW YORK, NY 10292      450 LEXINGTON AVENUE             FLOOR
                            NEW YORK, NY 10017       NEW YORK, NY 10006

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite
G. AMOUNT OF FILING FEE: Inapplicable

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement. / x / Check box if it is proposed that this registration statement shall become effective upon filing on August 7, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
PREMIER WORLD PORTFOLIO       through a combination of capital appreciation and,
(A UNIT INVESTMENT            to a lesser extent, dividend income. It will hold
TRUST)                        for about four years a diversified portfolio of
------------------------------common stocks issued primarily by some of the
-- PROFESSIONAL SELECTION     largest non-U.S. companies with records of
-- DIVERSIFICATION            uninterrupted dividends over at least ten years.
-- REINVESTMENT OPTION        There is no assurance that the Fund's objective
                              will be achieved.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and with the value of the U.S. dollar relative to the various foreign currencies in which the stocks in the Portfolio pay dividends. No assurance can be given that the underlying stocks will maintain or continue to pay dividends or that these stocks or Fund units will appreciate or not depreciate in value.
                              Unless otherwise indicated, all amounts are stated in U.S. dollars computed on the basis of the exchange rates for the relevant currencies on the business day prior to the date of this Prospectus.
                              Minimum purchase: $250.




                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-221-7771.

Prudential Securities          Prospectus dated August 7, 1997.

Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------
The 44 stocks represented in the Fund are issued primarily by companies that are among the largest non-U.S. companies in annual revenue, with established records of earnings and uninterrupted dividend payments over at least 10 years. Investing in the Portfolio, rather than in only a few of the underlying stocks diversifies your investment.
Based upon current market values, the following countries are represented in the
Portfolio:
                                            APPROXIMATE
                                       PORTFOLIO PERCENTAGE

/ / United Kingdom                           18%
/ / Japan                                    16
/ / France                                   13
/ / Netherlands                              13
/ / Germany                                  11
/ / Switzerland                               7
/ / Australia                                 6
/ / Canada                                    4
/ / Finland                                   4
/ / Spain                                     4
/ / Sweden                                    3
/ / Hong Kong                                 1

Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:

                                                   APPROXIMATE
                                                    PORTFOLIO
                                                   PERCENTAGE

/ / Financial Services/Insurance/Banking              23%
/ / Utilities/Telecommunications                       17
/ / Machinery/Automotive/Aerospace                     15
/ / Chemical/Pharmaceutical                             8
/ / Food/Beverage                                       8
/ / Retail                                              5
/ / Oil                                                 5
/ / Building Materials                                  4
/ / Natural Resources                                   4
/ / Manufacturing                                       3
/ / Other                                               8


----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------

The Portfolio is not considered to be 'concentrated' in any particular country or industry. Each issuer is a foreign issuer. Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. (See Risk Factors in Part B.)

The Portfolio may not be appropriate for investors who are unable or unwilling to assume the increased risks involved generally with an international equity investment. The Portfolio should be considered a vehicle for investing a portion of your assets in foreign securities and not as a complete equity investment program.
Unit price fluctuates with the value of the Portfolio, which could be affected by changes in the financial condition of the issuers, changes in the economies of the various countries represented in the Portfolio, currency exchange rate fluctuations, movements in stock prices generally, the impact of the Sponsor's purchase and sale of securities for the Portfolio (especially during the primary offering period of units) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved.
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not necessarily require the sale of securities from the Portfolio or mean that the Sponsors will not continue to purchase the security in order to create additional Units. Although the Portfolio is regularly reviewed and evaluated and Sponsors may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation.
----------------------------------------------------------------
Defining Your Investment
----------------------------------------------------------------
PUBLIC OFFERING PRICE PER 1,000 UNITS                 $1,000.00

The Public Offering Price as of August 6, 1997, the business day prior to the initial date of deposit, is based on the aggregate value of the underlying securities ($1,023,292.67) and any cash held to purchase securities, divided by the number of units outstanding (1,052,228) times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio quarterly on the 10th of each February, May, August and November beginning November 10, 1997.
SEMI-ANNUAL INCOME DISTRIBUTIONS
You will receive distributions of dividend income on the 25th day of June and December each year if you own Units on the 10th of those months. In order to meet certain tax requirements, a special distribution of income, including capital gains, may be declared for holders of record as of a date in December, which special distribution will generally be paid after the end of the year.

REINVESTMENT OPTION
You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.
TAXES

Distributions which are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes but will not be eligible for the dividends-received deduction for certain corporations. Under the recently enacted Taxpayer Relief Act of 1997, investors who are individuals and have held their Units for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Units. It is not clear at the time of printing this prospectus whether or how the new 20% maximum Federal long-term capital gain rate will apply to distributions from the Fund. Dividends received by the Fund will in most cases be subject to foreign withholding taxes, which investors may be able to credit against their Federal income tax liability. (See Taxes in Part B.) Foreign holders should be aware that distributions from the Fund will generally be subject to information reporting and withholding taxes. TERMINATION DATE
The Portfolio will terminate by August 31, 2001. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited. SPONSORS' PROFIT OR LOSS
The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $3,572.74 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------
SALES CHARGE
First-time investors pay a 2.75% sales charge when they buy. For example, on a $1,000 investment, $972.50 is invested in the Portfolio. In addition, a deferred sales charge of $1.625 per 1,000 units will be deducted from the Portfolio's net asset value each quarter ($26.00 total). This deferred method of payment keeps more of your money invested over a longer period of time. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                  of Initial Public     Amount per
                                  Offering Price       1,000 Units
                                  -----------------  --------------
Maximum Initial Sales Charge               2.75%      $      27.50
Maximum Deferred Sales Charge              2.60%             26.00
                                  -----------------  --------------
                                           5.35%      $      53.50
                                  -----------------  --------------
                                  -----------------  --------------

Maximum Sales Charge Imposed on
  Reinvested Dividends                     2.44%      $     24.375

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .084%       $     0.82
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .060%       $     0.58
Other Operating Expenses                   .260%       $     2.53
                                  -----------------  --------------
TOTAL                                      .450%       $     4.38


This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.
COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     2 Years    3 Years    4 Years
   $39        $50        $62        $75


The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.
REDEEMING OR SELLING YOUR INVESTMENT

You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of August 6, 1997 was $972.50 per 1,000 units.

If you sell your units before the termination of the Portfolio, no further deferred sales charges will be deducted.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Premier World Portfolio                                           August 7, 1997

Defined Asset Funds

                                                                                                          PRICE
                                                                                                        PER SHARE
                                                                                                         TO FUND
                                                             NUMBER OF SHARES         PERCENTAGE         IN U.S.
LOCATION OF ISSUER     NAME OF ISSUER                         OF COMMON STOCK        OF FUND (1)         DOLLARS
-------------------------------------------------------------------------------------------------------------------
UNITED KINGDOM         1. Barclays PLC                               1,000                  2.08%      $      21.28
                       2. Bass PLC                                   1,700                  2.25              13.57
                       3. British Aerospace PLC                        500                  1.09              22.32
                       4. Grand Metropolitan PLC                     2,000                  1.86               9.51
                       5. Imperial Chemical Industries PLC           1,200                  2.00              17.03
                       6. Inchcape PLC                               4,500                  2.02               4.58
                       7. Legal & General Group PLC                  1,600                  1.12               7.16
                       8. Lloyds TSB Group PLC                         900                  1.08              12.29
                       9. Pennisular & Oriental Steam
                           Navigation                                2,000                  1.98              10.11
                       10. Tesco PLC                                 1,600                  1.07               6.85
                       11. Wolseley PLC                              1,600                  1.16               7.39
JAPAN                  12. Aisin Seiki Co., Ltd.                     1,000                  1.40              14.32
                       13. The Bank of Tokyo-Mitsubishi,
                           Ltd.                                      1,000                  1.86              19.04
                       14. Bridgestone Corporation                   1,000                  2.31              23.67
                       15. Honda Motor Co., Ltd.                     1,000                  3.12              31.93
                       16. Mitsubishi Corporation                    1,000                  1.04              10.61
                       17. Mitsui & Company                          1,000                  0.91               9.35
                       18. Takeda Chemical Industries                1,000                  2.92              29.90
                       19. Toyota Motor Corporation                  1,000                  2.68              27.46
NETHERLANDS            20. ABN Amro Holding N.V.                     1,500                  3.38              23.07
                       21. Aegon N.V.                                  200                  1.42              72.85
                       22. N.V. Koninklijke KNP BT                     600                  1.32              22.51
                       23. Royal Dutch Petroleum Company               800                  4.43              56.71
                       24. Unilever N.V.                               100                  2.22             227.41

                                COST
                              TO FUND
                          IN U.S. DOLLARS
LOCATION OF ISSUER              (2)
-------------------------------------------
UNITED KINGDOM            $      21,277.17
                                 23,065.09
                                 11,159.50
                                 19,025.24
                                 20,435.70
                                 20,628.04
                                 11,463.23
                                 11,064.13

                                 20,227.34
                                 10,963.15
                                 11,822.25
JAPAN                            14,320.62

                                 19,037.99
                                 23,671.13
                                 31,926.54
                                 10,614.10
                                  9,350.52
                                 29,904.81
                                 27,461.88
NETHERLANDS                      34,607.21
                                 14,569.47
                                 13,503.18
                                 45,369.19
                                 22,741.21

------------------------------------
(1) Based on Cost to Fund in U.S. dollars.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on August 6, 1997, the business day before the initial date of deposit. The value of the securities on any subsequent date will vary.
                      ------------------------------------

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Premier World Portfolio                                           August 7, 1997
Defined Asset Funds (Continued)

                                                                                                          PRICE
                                                                                                        PER SHARE
                                                                                                         TO FUND
                                                             NUMBER OF SHARES         PERCENTAGE         IN U.S.
LOCATION OF ISSUER     NAME OF ISSUER                         OF COMMON STOCK        OF FUND (1)         DOLLARS
------------------------------------------------------------------------------------------------------------------
FRANCE                 25. Compagnie de Saint Gobain                   200                  2.72%       $  139.04
                       26. Credit Commercial de France                 300                  1.49            50.70
                       27. Pinault-Printemps-Redoute SA                100                  4.20           429.73
                       28. Societe Generale                            400                  5.02           128.34
GERMANY                29. Deutsche Telekom                          1,800                  4.01            22.77
                       30. Dresdner Bank AG                            300                  1.23            41.79
                       31. Mannesmann AG                               100                  4.57           467.35
                       32. VEBA AG                                     200                  1.14            58.08
AUSTRALIA              33. Broken Hill Proprietary Company
                           Limited                                   1,200                  1.55            13.24
                       34. Coles Myer Ltd.                           2,000                  0.99             5.08
                       35. Rio Tinto Limited                         2,000                  2.99            15.31
SWITZERLAND            36. Nestle SA                                    20                  2.48         1,271.29
                       37. Novartis AG                                  20                  3.00         1,534.95
                       38. Zurich Versicherungs-
                           Gesellschaft                                 50                  1.90           388.96
SPAIN                  39. Banco Santander SA                          500                  1.35            27.67
                       40. Telefonica de Espana                        900                  2.30            26.13
CANADA                 41. Northern Telecom Limited                    400                  4.05           103.5625
FINLAND                42. Nokia AB                                    500                  4.24            86.8125
SWEDEN                 43. Telefonaktiebolaget LM Ericsson             600                  2.69            45.9375
HONG KONG              44. HSBC Holdings PLC                           400                  1.36            34.75
                                                                                 --------------------
                                                                                             100%
                                                                                 --------------------
                                                                                 --------------------

                                COST
                              TO FUND
                          IN U.S. DOLLARS
LOCATION OF ISSUER              (2)
-------------------------------------------
FRANCE                    $      27,808.83
                                 15,211.40
                                 42,972.99
                                 51,334.54
GERMANY                          40,985.17
                                 12,537.86
                                 46,734.68
                                 11,615.92
AUSTRALIA
                                 15,888.77
                                 10,156.80
                                 30,617.60
SWITZERLAND                      25,425.83
                                 30,698.95

                                 19,447.89
SPAIN                            13,835.60
                                 23,517.39
CANADA                           41,425.00
FINLAND                          43,406.25
SWEDEN                           27,562.50
HONG KONG                        13,900.01
                         ------------------
                          $   1,023,292.67
                         ------------------
                         ------------------

------------------------------------
The securities were acquired on August 6, 1997 and are represented entirely by contracts to purchase the securities. Any Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Fund during the last three years. Affiliates of a Sponsor may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of a Sponsor may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS
The Sponsors, Trustee and Holders of Equity Investor Fund, Premier World Portfolio, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Fund as of August 7, 1997. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of August 7, 1997 in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
New York, N.Y.
August 7, 1997
                  STATEMENT OF CONDITION AS OF AUGUST 7, 1997
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$       1,023,292.67
Organizational Costs(2)..................................           43,500.00
                                                         --------------------
           Total.........................................$       1,066,792.67
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$          43,500.00
                                                         --------------------
  Subtotal...............................................$          43,500.00
                                                         --------------------
Interest of Holders of 1,052,228 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$       1,052,228.00
  Gross underwriting commissions(5)......................          (28,935.33)
                                                         --------------------
  Subtotal...............................................$       1,023,292.67
                                                         --------------------
           Total.........................................$       1,066,792.67
                                                         --------------------
                                                         --------------------

---------------
           (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on August 6, 1997. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by BNA Bank, New York Branch, in the amount of $1,026,865.41 and deposited with the Trustee. The amount of the letter of credit includes $1,023,292.67 for the purchase of securities.

           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $75 million. To the extent the Fund is larger or smaller, the estimate may vary.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

           (4) Aggregate public offering price computed on the basis of the U.S. dollar value of the underlying securities at 4:00 p.m., Eastern time on August 6, 1997.

           (5) Assumes the maximum initial sales charge per 1,000 units of 2.75% of the Public Offering Price. A deferred sales charge of $1.625 per 1,000 Units is payable quarterly ($6.50 per year). After an investor sells or redeems Units, all future deductions of deferred sales charges with respect to that investor will be waived.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                              EQUITY INVESTOR FUND
                            PREMIER WORLD PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX

                                                     PAGE
                                                   ---------
 FUND DESCRIPTION............................          1
 RISK FACTORS................................          2
 HOW TO BUY UNITS............................          5
 HOW TO REDEEM OR SELL UNITS.................          6
 INCOME, DISTRIBUTIONS AND REINVESTMENT......          7
 FUND EXPENSES...............................          8
 TAXES.......................................          9
 RECORDS AND REPORTS.........................         11
 TRUST INDENTURE.............................         11
 MISCELLANEOUS...............................         12
 SUPPLEMENTAL INFORMATION....................         13

FUND DESCRIPTION
PORTFOLIO SELECTION
     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Securities for the Portfolio after considering the Fund's investment objective as well as the quality of the common stocks, the earning and dividend payment records of the issuers, the financial condition of the issuers and the availability of data about them, the annual revenues of and earnings forecasts for the issuers and the prices and liquidity of the common stocks. Advertising and sales literature may contain brief descriptions of the businesses of each of the companies in the Portfolio and Defined Asset Funds research analysis of why they were selected.
     Investors should be aware that the Fund may not be able to buy each Security at the same time because of the availability of the Security, any restrictions applicable to the Fund relating to the purchase of the Security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. Following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Fund. To minimize these effects, the Fund will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.
     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances. PORTFOLIO SUPERVISION
     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsors may instruct the Trustee to tender or sell the Security in the open market when in their opinion it is in the best interests of investors to do so. Although the Portfolio is not actively managed, it is regularly reviewed and evaluated and Securities can be sold in case of certain adverse developments concerning a Security including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors or if the disposition of these Securities is necessary in order to enable the Fund to make distributions of the Fund's capital gain net income or desirable in order to maintain the qualification of the Fund as a regulated investment company under the Internal Revenue Code. Securities can also be sold to meet redemption of Units. The Sponsors are also authorized to direct the reinvestment of the proceeds of the sale of Securities, as well as moneys held to cover the purchase of Securities pursuant to contracts which have failed, in Replacement Securities which satisfy certain conditions specified in the Indenture. The Portfolio may continue to hold a Security and purchase additional shares even though the assessment of a Security or issuer may have changed or subsequent to the initial date of deposit a Security may no longer satisfy the Portfolio's selection criteria.
RISK FACTORS
     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors.
FOREIGN EXCHANGE RATES
     Because securities of non-U.S. issuers generally pay dividends and trade in their principal markets in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar because of changing investor perceptions, currency speculation by institutional investors, supply and demand of the respective currency, the soundness of the world economy and the relative strength of the respective economy, the impact of actual and proposed government policies, interest rate differentials between currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another.
     For example, during the first 11 months of 1996, the Japanese yen dropped 10.75% against the U.S. dollar (from a high of 103.45 on January 1, 1996 to a low of 114.57 on December 2, 1996). The yen's volatility is further illustrated by its foreign exchange values during 1995, when the value of the yen dropped 29.67% in U.S. dollar terms (from a high of 80.63 on April 18, 1995 to a low of 104.55 on September 19, 1995). Similarly, the value of the British pound sterling has fluctuated widely against the U.S. dollar in the last six months (from a low of 1.534 on June 13, 1996 to a high of 1.6848 on December 2, 1996). The volatility of the British pound was also shown in October, 1992, when the pound dropped in value 10.40% against the U.S. dollar (from a high of 1.7335 on October 1 to a low of 1.5585 on October 30, 1992). An extreme example of foreign currency fluctuations is that of the Mexican peso, which dropped

117% against the U.S. dollar in the four months from December 1, 1994 to March 29, 1995 (from a high of 3.4307 to a low of 7.450).
     The Fund's foreign exchange transactions may be conducted either on a spot (i.e., cash) or forward foreign exchange basis. Foreign currency exchange transactions are generally conducted on a principal basis and foreign exchange dealers realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price). The cost to the Portfolio of engaging in these foreign currency transactions also varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Portfolio evaluations include the cost of buying or selling a forward foreign exchange contract in the relevant currency to correspond to the settlement period for purchases and redemptions of Units. FOREIGN ISSUERS

     Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. These risks may include future political and economic developments, the possibility of withholding taxes, exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements. The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economies of the United Kingdom, Japan, Australia, Canada or the countries of Continental Europe and the value of any Securities held by the Portfolio.

     United Kingdom Risk Factors
     The United Kingdom stocks in the Portfolio are common stocks of British companies many of which are subject to extensive government regulation which may have a materially adverse effect on the performance of their securities.
     The economy of the United Kingdom is focused upon the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments. In addition, the United Kingdom, as a member of the European Union (the 'EU'), formerly known as the European Community, is subject to the effects of the recent rapid political and social change throughout Europe although the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the securities in the United Kingdom Portfolio is impossible to predict.
     European Risk Factors
     The economies of individual European countries may differ favorably or unfavorably from the U.S. economy in gross national product, growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.
     For a number of years, certain European countries have been seeking economic and political unification which would reduce barriers between countries, increase competition among companies, reduce government subsidies in certain industries and reduce or eliminate currency fluctuations among these European countries. The Maastricht Treaty on economic and monetary union (EMU) attempts to provide a stable monetary framework. But until the EMU takes effect, which is intended to occur between 1997 and 1999, the countries in the European community will face the need to reinforce monetary cooperation in order to reduce the risk of a recurrence of tensions between domestic and external policy objectives. No assurances can be given that the EMU will take effect or that the changes planned for Europe can be successfully implemented or that these changes will result in higher market prices for the Securities in the Portfolio.
     The risks associated with investing in European Securities may be heightened in the case of investments in smaller or emerging European Securities markets because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

     Japan Risk Factors
     The Japanese stocks in the Portfolio are common stocks of Japanese companies whose principal trading market is on the Tokyo Stock Exchange. Reports of official improprieties, resignations and political reallignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.
     The Japanese economy experienced its worst recession since World War II in the 1990s and the economy has been largely stagnant since October 1993. Japan has also recently experienced a period of prolonged price deflation and weak real estate prices. While the economy has recently shown signs of recovery, it is unclear whether the recovery is sustainable and to what extent the recovery will continue without continued fiscal stimulus by the Japanese government. Strains on the financial system in the form of non-performing loans of financial institutions and real estate companies have also been one of the major causes of Japan's economic weakness. Resolution of the bad debt problem may require disproportionate contributions by major banks. Structural problems of overregulation, excessive government intervention and under-consumption, coupled with the current government's relative inexperience in applying fiscal direction, could undercut Japan's economic recovery. Japanese exports could be adversely affected by pressure from trading partners--particularly the U.S.--to improve trade imbalances.
LIQUIDITY
     Since sales of the Securities by the Fund will generally be effected only in foreign securities markets, investors should realize that many of the Securities may be traded in foreign countries where the securities markets are not as developed or efficient as those of the United States. Foreign securities markets, although growing in volume, generally have substantially less volume than United States markets, and securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. To the extent the liquidity of these foreign facilities markets becomes impaired, the ability of the Fund to respond to a substantial volume of requests for redemption of Units received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency the Fund had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly.
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the Securities are limited or absent.
EXCHANGE CONTROLS
     At the present time the Sponsor does not believe that any of the Securities is subject to exchange control restrictions that would materially interfere with payment to the Fund of amounts due on the Securities. There can be no assurance that exchange control regulations might not be adopted in the future that might adversely affect payments to the Fund. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Securities and on the ability of the Fund to satisfy redemptions.
LITIGATION AND LEGISLATION
     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals.
LIFE OF THE FUND; FUND TERMINATION
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.
     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 5.35% of the public offering price or 5.501% of the net asset value of the Fund over its expected four-year life. The initial portion of the sales charge is equal to 2.75% of the Public Offering Price (2.828%) of the net amount invested in the Securities) and the deferred portion of the sales charge is $1.625 per 1,000 Units ($6.50 per year) payable by the Fund on behalf of the investors out of net asset value of the Fund quarterly until the Fund terminates. If an investor sells or redeems Units before a quarterly payment date, all future deductions of deferred sales charges with respect to that investor will be waived; this will have the effect of reducing the rate of sales charge as to that investor.
     The initial portion of the sales charge is reduced on a graduated scale for sales to any purchaser of at least $250,000 of Units and will be applied on whichever basis is more favorable to the purchaser. To qualify for the reduced initial sales charge and concession applicable to quantity purchasers, the dealer must confirm that the sale is to a single purchaser as defined below or is purchased for its own account and not for distribution. The initial portion of the sales charge will be reduced as follows:

                                                    SALES CHARGE
                                     (GROSS UNDERWRITING PROFIT)
                                    --------------------------------
                                    AS PERCENT OF      AS PERCENT OF           MAXIMUM        DEALER CONCESSION      CONCESSION TO
                                    PUBLIC OFFERING     NET AMOUNT    DOLLAR AMOUNT DEFERRED    AS PERCENT OF        INTRODUCING
AMOUNT PURCHASED                            PRICE         INVESTED     PER 1,000 UNITS        PUBLIC OFFERING PRICE      DEALERS
----------------------------------  -----------------  -------------  ----------------------  ---------------------  -------------
Less than $250,000................           2.75%           2.828%         $    26.00                  1.788%         $   19.80
$250,000 - $499,999...............           2.25            2.302               26.00                  1.463              16.20
$500,000 - $749,999...............           1.75            1.781               26.00                  1.138              12.60
$750,000 - $999,999...............           1.25            1.266               26.00                  0.813               9.00
$1,000,000 and more...............           1.00            1.010               26.00                  0.650               7.20

     The above graduated sales charges will apply on all purchases on any one day by the same purchaser of Units in this Fund only in the amounts stated. For this purpose purchases during the primary offering period will not be aggregated with concurrent purchases of any other unit trusts sponsored by the Sponsors. Purchases in the secondary market of one or more Series sponsored by the Sponsors which have the same rates of sales charge will be aggregated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.
     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at a reduced initial sales charge of not less than $5.00 per 1,000 Units.
EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and, with respect to individual stocks in the Portfolio, various additional holidays in the relevant country. Evaluations are generally based on the U.S. dollar equivalent of the last reported closing sales prices or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.
CERTIFICATES
     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS
     You can always redeem your Units directly with the Trustee for net asset value. This can be done by sending the Trustee a redemption request together with any Unit certificates you hold, which must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the Trustee's receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, the repurchase and cash redemption prices will be reduced to reflect the cost to the Fund of liquidating Securities to meet the redemption.
     As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Fund. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Selection), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least $500,000 may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSORS' SECONDARY MARKET FOR UNITS
     The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.
INCOME, DISTRIBUTIONS AND REINVESTMENT
INCOME AND DISTRIBUTIONS
     The net annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared or paid.
     Each Unit receives an equal share of semi-annual distributions of dividend income. Because some non U.S. issuers pay dividends only annually or semi-annually and because dividends on the Securities are not received at a constant rate throughout the year, any income distribution may be more or less than the amount then credited to the Income Account. Dividends payable to the Fund are credited to an Income Account, as of the date on which the Fund is entitled to receive the dividends, and other receipts are credited to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. Subject to the Reinvestment Plan, the income distribution for each investor shall consist of an amount substantially equal to one-half the investor's pro rata share of the estimated annual income to the Income Account, after deducting estimated expenses. There is no assurance that actual distributions will be made since all dividends received may be used to pay expenses.
     In order to meet certain tax requirements the Fund may make a special distribution of income, including capital gains, to holders of record as of a date in December. Proceeds received from the disposition of any of the Securities which are not used to make the distribution of capital gain net income, for redemption of Units or reinvested in additional Securities will be applied toward payment of the deferred sales charge.
REINVESTMENT
     Income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Purchases made pursuant to the Reinvestment Plan will be made without initial sales charge at the net asset value for Units of the Fund (but will be subject to subsequently deducted deferred sales charges). Under the Reinvestment Plan, the Fund will pay the distributions to the Trustee which in turn will purchase for the investor full and fractional Units of the Fund at the price determined as of the close of business on the distribution day and will add the Units to the investor's account and send the investor an account statement reflecting the reinvestment. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.
FUND EXPENSES
     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The estimated expenses do not include any brokerage commissions payable by the Portfolio in buying and selling Securities. The Trustee's fees shown in Part A of this Prospectus assume that the Portfolios will reach a size estimated by the Sponsors and are based on a sliding fee scale that reduces the per 1,000 units Trustee's fee as the size of a Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Investor Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.
     Expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds.
Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
TAXATION OF THE FUND
     The Fund intends to qualify for and elect the special tax treatment applicable to 'regulated investment companies' under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the 'Code'). Qualification and election as a 'required investment company' involve no supervision of investment policy or management by any government agency. If the Fund qualifies as a 'regulated investment company' and distributes to investors 90% or more of its taxable income, excluding its net capital gain (i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) it distributes to investors in a timely manner. In addition, the Fund will not be subject to the 4% excise tax on certain undistributed income of 'regulated investment companies' to the extent it distributes to investors in a timely manner at least 98% of its taxable income (including any net capital gain). It is anticipated that the Fund will not be subject to Federal income tax or the excise tax, because the Indenture requires the distribution of the Fund's taxable income (including any net capital gain) in a timely manner. Although all or a portion of the Fund's taxable income (including any net capital gain) for any calendar year may be distributed shortly after the end of the calendar year, such a distribution will be treated for Federal income tax purposes as having been received by investors during the calendar year.
DISTRIBUTIONS
     Distributions to investors of the Fund's dividend income and net short-term capital gain in any year will generally be taxable as ordinary income to investors to the extent of the Fund's taxable income (other than taxable income attributable to its net capital gain) for that year. Distributions in excess of the Fund's taxable income will be treated as a return of capital and will reduce the investor's basis in his Units and, to the extent that such distributions exceed his basis, will be treated as a gain from the sale of his Units as discussed below. It is anticipated that substantially all of the distributions of the Fund's net capital gains will be designated as capital gain dividends and that the Fund's dividend income and net short-term capital gain will be taxable as ordinary income to investors. Distributions that are taxable as ordinary income to investors will constitute dividends for Federal income tax purposes but will not be eligible for the dividends-received deduction for corporations.

     Under the recently enacted Taxpayer Relief Act of 1997, investors who are individuals and have held their Units for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Units. Prior to the issuance of relevant regulations, it is not certain whether or how the 20% maximum rate will be available with respect to capital gain dividends paid by the Fund. Investors should consult their own tax advisers in this regard.

     Distributions of the Fund's net capital gain that are designed as capital gain dividends by the Fund will be taxable to investors as long-term capital gain, regardless of the time the investor has held his Units. However, if the Fund were to terminate in less than one year, the Fund would not distribute any capital gain dividends. An investor, other than a dealer in securities, will generally recognize capital gain or loss when the investor disposes of his Units (by sale, redemption or otherwise). In the case of a distribution of Securities to an investor upon redemption of his Units, gain or loss will generally be recognized in an amount equal to the difference between the investor's tax basis in his Units and the fair market value of the Securities received in redemption. Net capital gain may be taxed at a lower rate than ordinary income for certain individuals and other non-corporate taxpayers. Any such capital gain or loss asset is long-term if the asset is held for more than one year and short-term if held one year or less. However, any capital loss on the sale or redemption of a Unit that an investor has held for six months or less will be a long-term capital loss to the extent of any capital gain dividends previously distributed to the investor by the Fund. The deduction of capital loss is subject to limitations.
     The investor's basis in his Units will be equal to the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Fund or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount. The annual statement and the relevant tax reporting forms received by investors will reflect the actual amounts paid to them, net of the deferred sales charge. Accordingly, investors should not increase their basis in their Units by the deferred sales charge amount.
     Dividends received by the Fund will in most cases be subject to foreign withholding taxes. The Fund will be eligible to make an election that will enable investors to credit foreign withholding taxes against their Federal income tax liability on distributions by the Fund. The Fund currently intends to make this election, but there can be no assurance that the Fund will, in fact, make the election. If the Fund makes such an election, the amount of the foreign taxes withheld will be includible in the gross income of investors, and investors who hold Units on the relevant record date for dividends on the underlying Securities held by the Fund should be entitled, subject to applicable limitations, to a credit for foreign taxes paid with respect to such dividends. However, any taxes withheld in excess of the rate provided for in a treaty between the U.S. and the relevant foreign country will not be creditable by the investor. There can be no assurance that the Fund will recover such excess withholding tax.
     The Fund will report as gross income earned by investors their pro rata share of dividends received by the Fund from foreign corporations in which the Fund holds stock, as well as their pro rata share of any amount withheld with respect to such dividends. (See Defined Portfolio in Part A.) Capital gain on a disposition of foreign stock (or a proportionate share of Units), if any, will generally be U.S. source income. Investors should consult their own tax advisers in this regard.
     Investors will be taxed in the manner described above regardless of whether distributions from the Fund are actually received by the investor or are reinvested pursuant to the reinvestment plan. The Federal tax status of each year's distributions will be reported to investors and to the Internal Revenue Service. The Fund intends to report to each investor, no later than January 31, the amount of distributions to that investor.
     The foregoing discussion summarizes only certain U.S. Federal income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations not engaged in U.S. trade or business) will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax adivsers in this regard.
RETIREMENT PLANS
     This Series of Equity Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.
     Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).
     Individual Retirement Account--IRA, Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual covered by an employer retirement plan may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.
     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts are audited annually by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.
TRUST INDENTURE
     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.
     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSORS
     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. and Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.
CODE OF ETHICS
     The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Fund and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.
UNDERWRITERS' AND SPONSORS' PROFITS
     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors. PERFORMANCE INFORMATION
     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.
     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Performance of the Stocks may be compared in sales literature to performance of the S&P 500 Stock Price Composite Index, to which may be added by year various national and international political and economic events, and certain milestones in price and market indicators and in offerings of Defined Asset Funds. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characterisitics, while the Stocks involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Sales literature may also describe certain historic milestones of the telecommunications industry.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INVESTOR FUND
Merrill Lynch,                     PREMIER WORLD PORTFOLIO
Pierce, Fenner & Smith Incorporated
Defined Asset Funds
P.O. Box 9051                      This Prospectus does not contain all of the
Princeton, NJ 08543-9051           information with respect to the investment
(609) 282-8500                     company set forth in its registration
Smith Barney Inc.                  statement and exhibits relating thereto which
Unit Trust Department              have been filed with the Securities and
388 Greenwich Street--23rd Floor   Exchange Commission, Washington, D.C. under
New York, NY 10013                 the Securities Act of 1933 and the Investment
(212) 816-4000                     Company Act of 1940, and to which reference
PaineWebber Incorporated           is hereby made. Copies of filed material can
1200 Harbor Boulevard              be obtained from the Public Reference Section
Weehawken, NJ 07087                of the Commission, 450 Fifth Street, N.W.,
(201) 902-3000                     Washington, D.C. 20549 at prescribed rates.
Prudential Securities Incorporated The Commission also maintains a Web site that
One New York Plaza                 contains information statements and other
New York, NY 10292                 information regarding registrants such as
(212) 778-6164                     Defined Asset Funds that file electronically
Dean Witter Reynolds Inc.          with the Commission at http://www.sec.gov.
Two World Trade Center--59th Floor ------------------------------
New York, NY 10048                 No person is authorized to give any
(212) 392-2222                     information or to make any representations
TRUSTEE:                           with respect to this investment company not
The Bank of New York               contained in its registration statement and
Unit Investment Trust Department   exhibits relating thereto; and any
P.O. Box 974                       information or representation not contained
Wall Street Division               therein must not be relied upon as having
New York, NY 10268-0974            been authorized.
1-800-221-7771                     ------------------------------
                                   When Units of this Fund are no longer
                                   available this Prospectus may be used as a preliminary prospectus for a future series, in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                      11311--8/97

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated                 8-7221
            Smith Barney Inc. ..............................       8-8177
            PaineWebber Incorporated........................      8-16267
            Prudential Securities Incorporated..............      8-27154
            Dean Witter Reynolds Inc. ......................      8-14172

                      ------------------------------------

B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith Incorporated   13-5674085
            Smith Barney Inc. ..............................     13-1912900
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825
            PaineWebber Incorporated .......................     13-2638166
            The Bank of New York, Trustee...................     13-4941102

                         SERIES OF EQUITY INCOME FUND,
                 INTERNATIONAL BOND FUND, CORPORATE INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Blue Chip Stock Series 1................           33-05653
Equity Income Fund, Group One Overseas Index Fund Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Income Fund, Select Ten Portfolio--1997 Series A.....          333-15193
International Bond Fund, Australian and New Zealand Dollar
Bonds Series 19.............................................           33-15393
International Bond Fund, Australian and New Zealand Third
Short-Term Series...........................................           33-13200
International Bond Fund, Fourteenth Multi-Currency Series...           33-04447
Corporate Income Fund, First Short-Term Sterling Series.....            2-93990
Defined Asset Funds Municipal Insured Series................           33-54565


                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).


3.1 --Opinion of counsel as to the legality of the securities being issued including its consent to the use of their names under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.


5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                  EQUITY INVESTOR FUND PREMIER WORLD PORTFOLIO
                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund, International Bond Fund, Corporate Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:
     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT
HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 7TH DAY OF AUGUST, 1997.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT H. LESSIN
      WILLIAM J. MILLS, II
      MICHAEL B. PANITCH
      PAUL UNDERWOOD
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors of PaineWebber               Number: 33-55073
  Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Prudential Securities             have been filed
  Incorporated:                                               under Form SE and
                                                              the following 1933
                                                              Act File Numbers:
                                                              33-41631 and
                                                              333-15919

      ROBERT C. GOLDEN
      ALAN D. HOGAN
      A. LAURENCE NORTON, JR.
      LELAND B. PATON
      VINCENT T. PICA II
      MARTIN PFINSGRAFF
      HARDWICK SIMMONS
      LEE B. SPENCER, JR.
      BRIAN M. STORMS
      By RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039

      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7